Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,	Years Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings available for fixed charges:
Net income	$9,740	$29,734	$9,915	$14,656	$13,289	$18,693
Income tax expense	5,933	17,803	13,219	7,913	10,221	14,395
Fixed charges excluding capitalized interest	3,095	12,219	9,672	2,027	1,277	1,134

Total earnings available for fixed charges	18,768	59,756	32,806	24,596	24,787	34,222

Fixed charges:
Interest expense	1,615	6,943	4,832	—	—	—
Rent deemed interest	1,480	5,276	4,840	2,027	1,277	1,134

Total fixed charges	3,095	12,219	9,672	2,027	1,277	1,134

Ratio of earnings to fixed charges	6.1x	4.9x	3.4x	12.1x	19.4x	30.2x